UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 1-13806

REWARDS NETWORK 401(K) AND PROFIT SHARING PLAN

(Exact Name of Registrant as Specified in Its Charter)

Two North Riverside Plaza, Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the

Rewards Network 401(k) and Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	The Rewards Network 401(k) and Profit Sharing Plan (the “Plan”) has terminated the option to invest in shares of Common Stock, par value $0.02 (“Common Stock”), of Rewards Network Inc. under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rewards Network 401(k) and Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Rewards Network 401(k) and Profit Sharing Plan

Date: June 22, 2009	By:	/s/ Christopher J. Locke
Trustee

	By:	/s/ Roya Behnia
Trustee